Quadra Projects Inc.

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6130 Elton Avenue, Las Vegas, Nevada, 89107
Phone: 1-888-597-8899 Fax: 604-697-8898
Email: genera@quadraprojects.com

August 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lynn A. Dicker – Division of Corporate Finance

Dear Ms. Dicker:

Re:	Quadra Project Inc. (the “Company”) Form 10K for the Year Ended November 30, 2008 Filed on March 14, 2009 File No. 000-53156

Thank you for your letter dated August 11, 2009. The Company’s auditor has addressed your comments as follows:

1.	As suggested, future accountants’ reports will include the city and state where issued.

2.	We have reviewed SOP # 98-5 which specifies that organization expenses are not an asset and should be expensed. The accounting treatment will be corrected as part of a restatement for the year ended November 30, 2007, the year ended December 2008, and the 10Q’s for 2009.

3.	We concur that the 9,000,000 shares issued for services in the year ended November 30, 2007 should be valued consistently with the shares issued for cash during that period, as the cash price is the best indication of fair value. We will restate the report for the year ended November 30, 2007, the year ended November 30, 2008, and the 10Q’s for 2009.

The Company will be filing an amended Form 10K for the year ended November 30, 2008 incorporating changes mentioned above by Monday, August 31, 2009.

The Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in review of the Company’s filings or in response to comments on the Company’s filings.

Thank you. Yours truly, Quadra Projects Inc. /s/ Claude Diedrick Claude Diedrick President